UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            SEVEN SEAS PETROLEUM INC.
                  --------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    817917107
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 1998
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages

                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 817917107

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,258,700
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,258,700
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,258,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            3.61%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 817917107

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,258,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                            1,258,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,258,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            3.61%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 817917107


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  1,799,300
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,258,700
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,799,300
    With
                           10       Shared Dispositive Power
                                            1,258,700

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,058,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.76%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 817917107

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  1,799,300
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,799,300
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,799,300

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            5.16%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages


          This Amendment No. 1 on Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares"), of Seven Seas Petroleum Inc. (the "Issuer"). This Amendment No. 1 on Schedule 13D amends the Initial Statement on
Schedule 13D dated January 20, 1998 (the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the recent acquisition of Shares, as a result of which the percentage of Shares of which the Reporting Persons may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Soros Fund Management LLC ("SFM LLC");

          ii)  George Soros ("Mr. Soros");

          iii) Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

          iv)  Duquesne Capital Management, L.L.C. ("Duquesne LLC").

          This Statement relates to Shares held for the accounts of Quantum Partners and the Duquesne LLC Clients. Set forth in Annex A hereto and incorporated by reference is an updated list of the executive officers of Duquesne LLC.

Item 3.   Source and Amount of Funds or Other Consideration.

          Quantum Partners expended approximately $6,293,208 of its working capital to purchase Shares reported herein as being acquired since January 20, 1998 (the date of filing of the last statement on Schedule 13D).

          Duquesne LLC expended approximately $6,293,208 of the working capital of the Duquesne LLC Clients to purchase the Shares reported herein as being acquired since January 20, 1998 (the date of filing of the last statement on Schedule 13D).

          The Shares held for the accounts of Quantum Partners, other SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 7 of 11 Pages

Item 5.   Interest in Securities of the Issuer.

          (a) (i) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 1,258,700 Shares held for the account of
Quantum   Partners   (approximately   3.61%  of  the  total   number  of  Shares
outstanding).

               (ii) Mr. Druckenmiller may be deemed the beneficial owner of 3,058,000 Shares (approximately 8.76% of the total number of Shares outstanding). This number consists of (A) 1,258,700 Shares held for the account of Quantum Partners and (B) 1,799,300 Shares held for the account of the Duquesne LLC Clients.

               (iii) Duquesne LLC may be deemed the beneficial owner of the 1,799,300 Shares held for the accounts of Duquesne LLC Clients (approximately 5.16% of the total number of Shares outstanding).

          (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 1,258,700 Sharers held for the account of Quantum Partners.

               (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,258,700 Shares held directly for the account of Quantum Partners.

               (iii) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 1,799,300 Shares held for the accounts of the Duquesne LLC Clients.

          (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 20, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons, Quantum Partners or the Duquesne LLC Clients.

          (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

          (e)       Not applicable.

          Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.

                                                              Page 8 of 11 Pages


Item 7.   Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

          C. Joint Filing Agreement dated January 20, 1998 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                              Page 9 of 11 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 20, 1998

                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                   By:  /S/ GERALD KERNER
                                        ---------------------------------------
                                        Gerald Kerner
                                        Managing Director

                                                             Page 10 of 11 Pages

                                     ANNEX A


          The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                        Joseph W. Haleski ("Mr. Haleski")

                         Mark J. Willson ("Mr. Willson")

                          Gerald Kerner ("Mr. Kerner")

          Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Haleski is a United States citizen whose principal occupation is serving as Chief Operating Officer of Duquesne LLC. Mr. Haleski's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Willson is a United States citizen whose principal occupation is serving as Vice President- Information Technology of Duquesne LLC. Mr. Willson's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

          To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                                               Page 11 of 11 Pages

                                                              ANNEX B

                                            RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                     SEVEN SEAS PETROLEUM INC.





                                           Date of                 Nature of                  Number                    Price
For the Account of                       Transaction              Transaction                of Shares                Per Share
------------------                       -----------              -----------                ---------                ---------


Quantum Partners/1/                        2/13/98                    Buy                     235,000                      $24.003

                                           2/18/98                    Buy                     26,300                       $24.810


Duquesne LLC Clients/2/                    2/13/98                    Buy                     235,000                      $24.003

                                           2/18/98                    Buy                     26,300                       $24.810



--------

/1/ Transactions effected at the direction of SFM LLC.
/2/ Transactions effected at the direction of Duquesne LLC.
